UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 19, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sequans Communications S.A., Renesas Electronics Europe GmbH, and Renesas
Electronics Corporation
File No. 005-86632 - CTR#3957

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Sequans Communications S.A., Renesas Electronics Europe GmbH, and Renesas Electronics Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits (d)(7), (d)(8), and (d)(9) to a Schedule TO and a Schedule 13E-3 and Exhibits (e)(3)(D), (e)(3)(E) and (e)(3)(F) to a Schedule 14D-9, each filed on September 11, 2023 and amended on October 4 and 5, 2023.

Based on representations by Sequans Communications S.A., Renesas Electronics Europe GmbH, and Renesas Electronics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibits (d)(7), (d)(8), (d)(9), (e)(3)(D), (e)(3)(E) and (e)(3)(F)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance